Exhibit 99.1

Foresight Announces Second Quarter 2023 Financial Results

Ness Ziona, Israel — August 23, 2023 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (the “Company” or “Foresight”), today reported financial results for the second quarter of 2023. Foresight ended the first half of 2023 with revenues of $55,000 and with $17.8 million in cash, cash equivalent, restricted cash, and short-term deposits.

The Company reported a U.S. generally accepted accounting principles (“GAAP”) net loss of $6.1 million and a non-GAAP net loss of $5.6 million for the second quarter of 2023, compared to a GAAP net loss of $10.1 million and a non-GAAP net loss of $9.7 million for the second quarter of 2022, reflecting a decrease of 40% and 42%, respectively.

“At the end of the second quarter, we recorded a significant milestone with the signing of our exclusive commercialization agreement with Elbit Systems Land Ltd. (“Elbit”) (Nasdaq and TASE: ESLT),” said Haim Siboni, Foresight’s CEO. “This agreement will put our technology directly in the hands of Elbit customers in the defense, paramilitary and homeland security industries. We believe that this is an important step forward for Foresight, as well as notable validation of our technology by one of the world’s leading defense suppliers. The commercialization agreement may result in revenues of up to $4 million over a five-year contractual period.

“Foresight’s ongoing strategy of collaborating with global leading Tier One suppliers continues. During the second quarter, we signed a memorandum of understanding (MOU) with KONEC, a leading South Korean Tier One automotive supplier. This MOU is an important first step as we enter one of the world’s most important automotive markets, and it builds off our previous successes working with leading Tier One suppliers in Japan, China, Europe, and the United States. Tier One suppliers value the benefits of our 3D perception stereo vision solutions, and we expect this widespread interest to convert into paying customers in the coming quarters.

Second Quarter Corporate Highlights:

● Foresight Secures Revenues of Up to $4 Million with Signing of Exclusive Commercialization Agreement with Elbit Systems: In July, Foresight announced the signing of an exclusive agreement with Elbit for the integration, marketing and licensing of Foresight’s image processing software solution. Foresight anticipates revenues of up to $4 million over a contractual period of five years, with minimum guaranteed revenues of $1 million over the same period. According to the agreement, Elbit will commercialize Foresight’s software solution in the form of a software license. Foresight’s solution will be offered to Elbit’s end customers as a component of advanced driver assistance systems (ADAS) for driving safety, as well as a solution for semi- and fully autonomous platforms used in unmanned combat and security ground vehicles in the defense, paramilitary and homeland security markets.

● Foresight Signs MOU with South Korean Tier One Supplier KONEC for Cooperation in ADAS and Autonomous Driving Solutions: In June, Foresight signed a memorandum of understanding (MOU) with KONEC, a South Korean Tier One automotive supplier. According to the MOU, Foresight and KONEC will collaborate to develop ADAS and autonomous driving solutions, which will expand KONEC’s product offering to global customers such as Hyundai, Tesla and Magna. The MOU represents Foresight’s first entry into the thriving South Korean automotive market.

● Foresight Regains Compliance with Nasdaq Minimum Bid Price Rule: In early May, Foresight received a letter from the Nasdaq Stock Market confirming that Foresight regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Foresight can now continue its listing on the Nasdaq Stock Market, and the previous matter of non-compliance is now closed.

Second Quarter 2023 Financial Results

●	Research and development (R&D) expenses, net for the three months ended June 30, 2023, were $3,150,000, compared to $2,806,000 for the three months ended June 30, 2022. The increase is mainly attributable to an increase in payroll and related expenses in the amount of $335,000.
●	Marketing and sales (S&M) expenses for the three months ended June 30, 2023, were $484,000, compared to $605,000 for the three months ended June 30, 2022. The decrease is mainly attributable to a decrease in professional services expenses in the amount of $62,000 and a decrease in payroll and related expenses in the amount of $63,000.
●	General and administrative (G&A) expenses for the three months ended June 30, 2023, were $715,000, compared to $837,000 for the three months ended June 30, 2022. The decrease is mainly attributable to a decrease in professional services expenses in the amount of $78,000.
●	Finance expenses, net for the three months ended June 30, 2023, were $1,715,000, compared to $5,991,000 for the three months ended June 30, 2022. The decrease is mainly attributable to expenses from the revaluation of the Company’s investment in Rail Vision Ltd. (“Rail Vision”) to its fair value in the amount of $1,666,000 for the three months ended June 30, 2023, compared to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $5,588,000 for the three months ended June 30,2022.
●	GAAP net loss for the three months ended June 30, 2023, was $6,064,000, or $0.02 per ordinary share, compared to a GAAP net loss of $10,116,000, or $0.03 per ordinary share, for the three months ended June 30, 2022.
●	Non-GAAP net loss for the three months ended June 30, 2023, was $5,651,000, or $0.02 per ordinary share, compared to a non-GAAP net loss of $9,663,000, or $0.03 per ordinary share, in the same quarter last year. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

First Half 2023 Financial Results

●	R&D expenses, net for the six months ended June 30, 2023 were $6,269,000, compared to $5,498,000 in the same period last year. The increase is mainly attributable to an increase in payroll and related expenses in the amount of $592,000.
●	S&M expenses for the six months ended June 30, 2023, were $1,188,000, compared to $1,229,000 for the six months ended June 30, 2022. The decrease is mainly attributable to a decrease in payroll and related expenses in the amount of $88,000, to a decrease in consultants in the amount of $88,000 offset by an increase in exhibitions, conventions and travel expenses in the amount of $116,000.
●	G&A expenses for the six months ended June 30, 2023 were $1,573,000, compared to $2,025,000 in the same period last year. The decrease is mainly attributable to a decrease in professional services in the amount of $204,000 and from a decrease in payroll and related expenses in the amount of $115,000.
●	Finance expenses, net for the six months ended June 30, 2023, were $1,655,000, compared to $3,519,000 in the same period last year. The decrease is mainly attributable to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $1,544,000 for the six months ended June 30, 2023, compared to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $2,788,000 for the six months ended June 30,2022.
●	GAAP net loss for the six months ended June 30, 2023 was $10,651,000, or $0.03 per ordinary share, compared to a GAAP net loss of $12,140,000, or $0.04 per ordinary share, in the same period last year.
●	Non-GAAP net loss for the first half of 2023 was $9,894,000, or $0.03 per ordinary share, compared to a non-GAAP net loss of $11,191,000 or $0.04 per ordinary share, in the same period last year. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, restricted cash and short-term deposits totaled $17.8 million as of June 30, 2023, compared to $26.5 million as of December 31, 2022.
●	GAAP shareholders’ equity totaled $18.9 million as of June 30, 2023, compared to $28.8 million as of December 31, 2022. The decrease is attributed mainly to the net loss for the period.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the Elbit commercialization agreement is a validation of its technology by one of the world’s leading defense suppliers, the potential revenues that may be realized under that agreement, that Tier One suppliers’ interest in its products are expected to convert into paying customers in the coming quarters, that the ADS ratio change ensures that it will be able to focus on business expansion and technological innovation as the Company takes advantage of the transition to autonomous driving solutions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2023	As of June 30, 2022	As of December 31, 2022
ASSETS

Current assets:
Cash and cash equivalents	$17,033	$25,024	$19,173
Restricted cash	97	102	102
Short term deposits	662	10,506	7,216
Marketable equity securities	2	5	2
Other current receivables	569	573	842
Total current assets	18,363	36,210	27,335

Non-current assets:
Operating lease right of use asset	2,056	2,398	2,156
Marketable equity securities	1,260	2,223	2,804
Fixed assets, net	575	646	598
	3,891	5,267	5,558
Total assets	$22,254	$41,477	$32,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$242	$251	$315
Operating lease liability	456	617	527
Other accounts payables	1,297	1,542	1,792
Total current liabilities	1,995	2,410	2,634

Non-current liabilities:
Operating lease liability	1,370	1,625	1,476

Total liabilities	3,365	4,035	4,110

Shareholders’ equity:

Common stock of no par value;	-	-	-
Additional paid-in capital	130,453	129,032	129,810
Accumulated deficit	(112,131)	(91,944)	(101,480)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	18,322	37,088	28,330
Non-controlling interest	567	354	453
Total equity	18,889	37,442	28,783

Total liabilities and shareholders’ equity	$22,254	$41,477	$32,893

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Revenues	55	248	-	213

Cost of revenues	(21)	(117)	-	(90)

Gross profit	34	131	-	123

Research and development expenses, net	(6,269)	(5,498)	(3,150)	(2,806)

Sales and marketing	(1,188)	(1,229)	(484)	(605)

General and administrative	(1,573)	(2,025)	(715)	(837)

Operating loss	(8,996)	(8,621)	(4,349)	(4,125)

Finance expenses, net	(1,655)	(3,519)	(1,715)	(5,991)

Net loss	(10,651)	(12,140)	(6,064)	(10,116)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022

Net cash used in operating activities
Loss for the Period	(10,651)	(12,140)	(6,064)	(10,116)

Adjustments to reconcile loss to net cash used in operating activities:	2,668	4,033	2,555	6,838

Net cash used in operating activities	(7,983)	(8,107)	(3,509)	(3,278)

Cash Flows from Investing Activities
Changes in short term deposits	6,554	7,008	(6)	3,074
Investment in marketable securities	-	(1,001)	-	(714)
Purchase of fixed assets	(101)	(249)	(17)	(70)

Net cash provided by (used in) investing activities	6,453	5,758	(23)	2,290

Effect of exchange rate changes on cash and cash equivalents	(615)	(713)	(335)	(720)

decrease in cash, cash equivalents and restricted cash	(2,145)	(3,062)	(3,867)	(1,708)
Cash, cash equivalents and restricted cash at the beginning of the period	19,275	28,188	20,997	26,834

Cash, cash equivalents and restricted cash at the end of the period	17,130	25,126	17,130	25,126

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Share-based payment	757	949	412	453
Depreciation	125	106	65	55
Revaluation of securities	1,544	2,796	1,666	5,589
exchange rate changes on cash and cash equivalents	615	713	335	720

Changes in assets and liabilities:
Decrease in other receivables	362	88	184	355
Increase in trade payables	(73)	(2)	(19)	(30)
Changes in operating lease liability	(166)	(292)	(127)	(233)
Increase (decrease) in other accounts payable	(496)	(325)	39	(71)
Adjustments to reconcile loss to net cash used in operating activities	2,668	4,033	2,555	6,838

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2023	2022	2023	2022
GAAP operating loss	(8,996)	(8,621)	(4,349)	(4,125)
Stock-based compensation in cost of revenues	2	8	-	8
Stock-based compensation in research and development	488	461	261	247
Stock-based compensation in sales and marketing	73	129	42	40
Stock-based compensation in general and administrative	194	351	109	158
Non-GAAP operating loss	(8,239)	(7,672)	(3,937)	(3,672)

GAAP net loss	(10,651)	(12,140)	(6,064)	(10,116)
Stock-based compensation expenses	757	949	412	453
Non-GAAP net loss	(9,894)	(11,191)	(5,652)	(9,663)